SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MENTOR GRAPHICS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value	587200106
(Title of Class of Securities)	CUSIP Number of Class of Securities (Underlying Common Stock))

Dean M. Freed

Vice President and General Counsel

Mentor Graphics Corporation

8005 S.W. Boeckman Road

Wilsonville, Oregon 97070

(503) 685-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies To:

Danielle Benderly

Perkins Coie LLP

1120 N.W. Couch Street, Tenth Floor

Portland, OR 97209

(503) 727-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,951,203.76	$1,209.00

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 8,992,204 shares of the issuer’s common stock and have an aggregate value of $16,951,203.76 as of December 31, 2009, calculated based on a Black-Scholes option pricing model.
**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$1,209.00	Filing Party:	Mentor Graphics Corporation
Form or Registration No.:	000-13442	Date Filed:	January 7, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

EXPLANATORY NOTE
ITEM 4. TERMS OF THE TRANSACTION
SIGNATURE

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on January 7, 2010, as amended by Amendment No. 1 to Schedule TO filed on January 7, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule TO filed on January 21, 2010 (“Amendment No. 2”) and Amendment No. 3 to Schedule TO filed on January 28, 2010 (“Amendment No. 3”), relating to an offer by Mentor Graphics Corporation, an Oregon corporation (the “Company”), to certain eligible employees, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock for restricted stock units (the “Exchange Offer”).

This Amendment No. 4 is filed to report the results of the Exchange Offer by amending only the item of the Schedule TO included below, and unaffected items are not included herein. Except as specifically provided in this Amendment No. 4, the information contained in the Schedule TO, as amended by Amendments Nos. 1, 2 and 3, remains unchanged. This Amendment No. 4 should be read in conjunction with the Schedule TO and Amendments Nos. 1, 2 and 3. All defined terms used in this Amendment No. 4 have the same meaning as in the Offer to Exchange Certain Stock Options for Restricted Stock Units, dated January 7, 2010 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at 5:00 p.m., Pacific Standard Time, on February 5, 2010. Pursuant to the Exchange Offer, 6,944,730 eligible stock options were tendered, representing 77.3% of the total stock options eligible for exchange in the Exchange Offer. On February 8, 2010, the Company granted an aggregate of 556,542 restricted stock units in exchange for the eligible stock options surrendered in the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MENTOR GRAPHICS CORPORATION

By:	/S/ DEAN FREED
Name:	Dean Freed
Title:	Vice President and General Counsel

Date: February 8, 2010